02018645

3/6/02

3-7-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Research, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

830 Azalea Lane #202
(No. and Street)

Vero Beach, Florida 32963
(City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas A. Wiseman, Vice President 561-231-6689
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lexow Brackins Koffler, CPA's
(Name — *if individual, state last, first, middle name*)

2031 Indian River Blvd., Vero Beach, Florida 32960
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas A. Wiseman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Research, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Vice President
Title

Notary Public

Jean P. Hanawalt
MY COMMISSION # CC793257 EXPIRES
January 7, 2003
BONDED THRU TROY FAIN INSURANCE, INC.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEXOW BRACKINS KOFFLER
(A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS)

CERTIFIED PUBLIC ACCOUNTANTS
2031 INDIAN RIVER BOULEVARD
VERO BEACH, FLORIDA 32960
PHONE: (561) 562-6526
FAX: (561) 778-8676
E-MAIL: AJBRACKINSCPA@AOL.COM

PARTNERS
A.J. BRACKINS, C.P.A.
DENNIS J. KOFFLER, C.P.A.
CLAUSSON P. LEXOW, C.P.A.

MEMBERS
PRIVATE COMPANIES
PRACTICE SECTION—
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

February 15, 2002

Securities Research, Inc.
Vero Beach, Florida

In planning and performing our audit of the financial statements of Securities Research, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Securities Research, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g),(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. The Company was in compliance with the conditions of the exemption and no facts came to our attention indicating that such conditions had not been complied with during the period. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recondition of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure on the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under The Securities Exchange Act of 1934 and should not be used for any other purpose.

Lerner Brodkins Koffler

CERTIFIED PUBLIC ACCOUNTANTS

SECURITIES RESEARCH, INC.
Vero Beach, Florida

INDEPENDENT AUDITORS' REPORT,

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2001

LEXOW BRACKINS KOFFLER
(A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS)
CERTIFIED PUBLIC ACCOUNTANTS
2031 INDIAN RIVER BOULEVARD
VERO BEACH, FLORIDA 32960
PHONE: (561) 562-6526
FAX: (561) 778-8676
E-MAIL: AJBRACKINSCPA@AOL.COM

PARTNERS
A.J. BRACKINS, C.P.A.
DENNIS J. KOFFLER, C.P.A.
CLAUSSON P. LEXOW, C.P.A.

MEMBERS
PRIVATE COMPANIES
PRACTICE SECTION—
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

February 15, 2002

To The Board of Directors
Securities Research, Inc.
Vero Beach, Florida

We have audited the accompanying statement of financial condition of Securities Research, Inc. as of December 31, 2001, and the related statements of loss and comprehensive loss, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Research, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lexow Brackins Koffler

CERTIFIED PUBLIC ACCOUNTANTS

SECURITIES RESEARCH, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash	$ 245,711
Receivable from clearing broker	177,566
Refundable income taxes	26,390
Marketable securities available for sale, at market	2,270,778
Prepaid expenses	13,583
Equipment, furniture and fixtures and leasehold improvements at cost net of accumulated depreciation of $127,489, using straight-line and accelerated methods	22,828
Goodwill, net	153,716
	$2,910,572

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities	$ 77,280
Deferred income taxes	39,884
Total liabilities	117,164
Stockholder's Equity:	
Common stock, $10 par value, authorized 100 shares; issued and outstanding 50 shares	500
Additional paid-in capital	1,040,466
Retained earnings	1,658,592
Accumulated other comprehensive income	93,850
Total stockholder's equity	2,793,408
	$2,910,572

SECURITIES RESEARCH, INC.

STATEMENT OF LOSS AND COMPREHENSIVE LOSS

For the Year Ended December 31, 2001

Revenue	
Commissions	$ 3,250,364
Interest, dividends and gains and losses on marketable securities available for sale	340,244
	3,590,608
Expenses	
Employee compensation	1,489,989
Clearing charges	941,467
Quotation services	259,264
Occupancy	161,053
Telephone	155,476
Office supplies and expenses	104,496
Payroll taxes	86,258
Advertising	117,795
Depreciation and amortization	16,866
Other	404,833
Total expenses	3,737,497
Loss before income tax benefit	146,889
Income tax benefit	(54,173)
Net loss	92,716
Other comprehensive loss, before tax:	
Unrealized holding losses arising during the year	275,860
Reclassification adjustment for losses included in net loss	(56,054)
Other comprehensive loss, before tax	219,806
Income tax benefit related to items of other comprehensive loss	(78,538)
Other comprehensive loss, net of tax	141,268
Comprehensive loss	$ 233,984

Read the accompanying notes to financial statements.

SECURITIES RESEARCH, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, December 31, 2000	$ 500	$1,040,466	$ 1,751,308	$ 235,118	$3,027,392
Net loss	0	0	(92,716)	0	(92,716)
Other comprehensive loss	0	0	0	(141,268)	(141,268)
Balance, December 31, 2001	$ 500	$1,040,466	$ 1,658,592	$ 93,850	$2,793,408

Read the accompanying notes to financial statements.

SECURITIES RESEARCH, INC.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

December 31, 2001

Balance, December 31, 1999	-0-
Balance, December 31, 2000	-0-

Read the accompanying notes to financial statements.

SECURITIES RESEARCH, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2001

Cash flows from operating activities:		
Comprehensive loss		$ (233,984)
Adjustments to reconcile comprehensive loss to net cash used in operating activities:		
Income tax benefit	$ (135,368)	
Depreciation and amortization	16,866	
Decrease in receivable from clearing broker	155,614	
Unrealized loss on marketable securities	275,860	
Payment of income taxes	(142,221)	
Decrease in accounts payable and accrued liabilities	(1,347,837)	
Total adjustments		(1,177,086)
Net cash used in operating activities		(1,411,070)
Cash flows from investing activities:		
Purchases of marketable securities available for sale	(780,626)	
Sales of marketable securities available for sale	1,190,361	
Net cash provided by investing activities		409,735
Net decrease in cash		(1,001,335)
Cash at beginning of year		1,247,046
Cash at end of year		$ 245,711

For purposes of the Statement of Cash Flows, the Company considers money market funds and cash credits with the clearing broker as marketable securities.

Amounts paid during 2001 for:	
Income taxes (to the Parent Company)	$ 144,879
Interest	$ 0

Read the accompanying notes to financial statements.

SECURITIES RESEARCH, INC.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2001

Note 1 - Organization and Summary of Significant Accounting Policies

Organization:

Securities Research, Inc. (the Company) was incorporated on October 16, 1978 under the laws of the State of Florida. The Company is a wholly-owned subsidiary of JATS Corporation, (The Parent Company), Lake Charles, LA. The Company operates as a Broker/Dealer, principally through a fully disclosed correspondent agreement. The home office is located in Vero Beach, Florida. The Company also has other offices in Florida, Virginia, Connecticut and Louisiana.

Summary of Significant Accounting Policies

Pervasiveness of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments:

Marketable securities available for sale are valued at market value. Any difference between cost and market is included in income.

Goodwill:

Goodwill represents the excess of the cost of purchased companies over the fair value of the net assets at date of acquisition, and is being amortized using the straight-line method over 40 years.

Income Taxes:

Income tax expense is based on pretax financial accounting income and includes deferred taxes, when applicable, for the effects of timing differences between financial accounting income and taxable income. The consolidated current and deferred tax expense of the Parent Company is allocated to members of the group using the taxable income method (as defined in the Income Tax Regulations) under which each member's share of tax expense is allocated based upon it's separate taxable income, disregarding any members taxable loss.

Note 2- Related Party Transactions

The Parent Company makes payments for State and Federal income taxes as they become due. Reimbursement to the Parent Company in 2001 for 2000 and 2001 income taxes amounted to $144,879.

Note 3- Exemption from Rule 15c3-3

The Company claims exemption from the Reserve Requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under Section (k)(2) of the rule.

Note 4 - Investments

Investments consist of marketable securities available for sale at market value as follows:

Cash account with clearing broker	$ 440,766
Money market funds (cost $59,227)	58,285
State and municipal debt securities (cost $1,069,720)	1,130,927
Equity securities (cost $476,729)	555,700
Investment - Common stock and warrants NASD, Inc.	85,100
Total	$ 2,270,778

Note 5- Equipment, Furniture and Fixtures and Leasehold Improvements

Equipment, Furniture and Fixtures and Leasehold Improvements consists of the following:

Leasehold improvements	$ 17,828
Furniture and fixtures	35,151
Machinery and Equipment	97,338
Total	150,317
Less accumulated depreciation	127,489
	$ 22,828

Depreciation charged to operations amounted to $10,172 for the current year.

Note 6 - Stockholder's Equity

The following is a reconciliation of stockholder's equity as reported in the December 31, 2001, unaudited FOCUS report and in the accompanying financial statements.

SECURITIES RESEARCH, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

For the Year ended December 31, 2001

Note 6 - Stockholder's Equity continued:

As reported in Focus Report	$ 2,858,919
Audit adjustments:	
Accured salaries, and payroll taxes	(51,750)
Other	(13,761)
As reported in accompanying financial statements	$ 2,793,408

Note 7 - Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Rule requires that the ratio of aggregate indebtedness, as defined, to net capital not exceed 15 to 1. The Rule provides for restrictions on operations if the ratio of aggregate indebtedness, as defined, to net capital exceeds 10 to 1. At December 31, 2001, the Company had net capital and net capital requirements of $2,325,696 and $250,000, respectively.

Note 8 - Income Taxes

The Company files a consolidated Federal income tax return with it's parent company and separate state income tax returns in several states. Income tax benefit for 2001, based upon statutory rates, is as follows:

Income tax (benefit) from carryover of net operating loss and capital loss	$ (56,830)
State income taxes - Current	2,657
Income tax (benefit) related to items of other comprehensive losses	(78,538)
Income tax benefit	$ (132,711)

Income tax benefits are principally applicable to timing differences resulting from reporting unrealized losses on investments in financial income, and realized gains and losses in taxable income.

Note 9 - Operating Leases

Certain equipment and office facilities are leased under operating leases expiring at various times. The minimum future rental commitments including expected renewals under these leases amounts to $722,275 for the next five years and are payable as follows:

SECURITIES RESEARCH, INC.

NOTES TO FINANCIAL STATEMENTS CONTINUED)

For the Year Ended December 31, 2001

Note 9 - Operating Leases continued:

Year Ending	Amount
2002	$144,455
2003	144,455
2004	144,455
2005	144,455
2006	144,455

Rent and utilities incurred under all operating leases for the current year amounted to $161,051.

Note 10 - Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, receivable from clearing broker, and marketable securities. Marketable securities of $1,650,555 and receivable from clearing broker ($177,566) are held by or due from the Company's clearing broker at December 31, 2001. Cash accounts with balances of $171,900 in excess of FDIC limits are maintained in one nationally known financial institution.

SECURITIES RESEARCH, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

Net Capital:		
Total stockholder's equity		$ 2,793,408
Deductions and/or charges:		
Non-allowable assets:		
Account receivable	$ 19,239	
Refundable income taxes	26,390	
Prepaid expenses	13,583	
Property and equipment	22,828	
Investment - stock - NASD, Inc.	85,100	
Goodwill	153,716	320,856
Net capital before haircuts on securities positions		2,472,552
Haircuts on securities		146,856
Net Capital		$ 2,325,696
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 77,280
Income taxes payable		39,884
		$ 117,164
Minimum capital required - the greater of $250,000 or 6 2/3% of aggregate indebtedness		$ 250,000
Net Capital in Excess of Minimum Requirement		2,075,696
Ratio of Aggregate Indebtedness to Net Capital		.0504 to 1
Reconciliation with Company's Computation (Included in Part IIA of Form X-17A-5 as of December 31, 2000):		
Net capital, as reported in Company's Part IIA (unaudited) Focus Report		$ 2,427,497
Audit adjustments reflected in audited financial statements at December 31, 2001:		
Accrued liabilities		(51,750)
Income taxes		(39,884)
Other		(10,167)
Net capital per computation, December 31, 2001		$ 2,325,696